Barton Solar Acquisition Inc.

1300 E. Lafayette #905

Detroit, Michigan 48207

(734) 418-3004

August 15, 2006

United States Securities &

Exchange Commission

100 F Street, N.E.

RE:

BARTON SOLAR ACQUISITION INC.

WITHDRAWAL OF REGISTRATION ON

FORM 10-12G, FILED AUGUST 11, 2006

Dear Sirs,

Reference is made to the Registration Statement on Form 10-12G filed by Barton Solar Acquisition Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on August 11, 2006 (the “Registration Statement”).

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement.  The Registrant filed it on an incorrect form and will be filing on the correct form forthwith.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to us via facsimile at (734) 769-9111.

If you have any questions, feel free to contact the undersigned.

Sincerely,

s/s Peter Klamka

Peter Klamka

President